SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Changes in Affiliates

On March 12, 2008, Kookmin Bank disclosed that it had established a new affiliated company, KB Investment & Securities Co., Ltd. (formerly Hannuri Investment & Securities Co., Ltd.), to engage in the securities business. The details are as follows:

1. Description of change: Addition of a new affiliate.

2. Information regarding the new affiliate:

•	Company name: KB Investment & Securities Co., Ltd.

•	Key financial figures (as of March 31, 2007):

•	Total Assets (KRW): 278,847,801,986

•	Total Liabilities (KRW): 172,564,212,737

•	Total Shareholders’ Equity (KRW): 106,283,589,249

•	Capital Stock (KRW): 50,000,000,000

•	Primary area of business: Securities business

3. Reason for change: Kookmin Bank acquired 95.8% of the outstanding shares of Hannuri Investment & Securities Co., Ltd.

4. Total number of affiliated companies after addition of new affiliate: 10

5. Date of change: March 11, 2008

6. Other relevant information:

•	On March 11, 2008, at its extraordinary general meeting of shareholders, Hannuri Investment & Securities Co., Ltd. changed its name to KB Investment & Securities Co., Ltd.

•	The total number of affiliated companies provided above excludes companies that are undergoing liquidation or bankruptcy proceedings.

•	This disclosure is related to the public disclosures made in Korea on November 14, 2007 and February 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 12, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO